

November 2, 2012

<u>Via E-mail</u>
Patrick Flynn
Chief Financial Officer
ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
PO Box 810, 1000 AV Amsterdam
The Netherlands

> **Re:     ING Groep N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed March 21, 2012**
> **File No. 001-14642**

Dear Mr. Flynn:

We have reviewed your October 11, 2012 response to our September 27, 2012 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Operating and Financial Review and Prospects</u>
<u>Consolidated Results of Operations</u>
<u>Group Overview, page 66</u>

1.  We acknowledge your response to previous comment 1.  Although your proposed revised disclosure indicates how you use consolidated group underlying profit to manage your business, the use of this measure other than in the context of the reconciliation under paragraph 28 of IFRS 8 is a non-IFRS measure.  Your presentation of the various income and expense items comprising your total consolidated group underlying profit and loss appears to be tantamount to the presentation of a full non-IFRS income statement precluded under Compliance and Disclosure Interpretations Question 102.10 related to non-GAAP measures.  As a result, please provide us proposed revised disclosure to be included in future Forms 20-F that removes the presentation of consolidated group totals

for the income and expense components of your consolidated group underlying net result. Otherwise, please separately identify each of the components of this measure that are not evident from your consolidated profit and loss account as non-IFRS measures and disclose how you use each measure and reconcile it to the most comparable IFRS measure as required by Item 10(e) of Regulation S-K. In this regard, it appears that the following components of consolidated group underlying net result do not directly agree with the amounts presented in your consolidated profit and loss account and are therefore non-IFRS measures:

- Net interest result banking operations for 2011 and 2010
- Commission income from 2011 and 2010
- Total investment and other income for 2011 and 2010
- Other interest expense for 2011
- Operating expenses for 2011 and 2010
- Additions to loan loss provision for 2011 and 2010
- Other impairments for 2011 and 2010
- Taxation for 2011 and 2010
- Minority interests for 2011 and 2010

Notes to Consolidated Financial Statements
Note 2.1.2 Notes to the Consolidated Accounts of ING Group
13  Shareholders' Equity (Parent)/Non-Voting Equity Securities
Restrictions with respect to dividend and repayment of capital, page F-58

2.  We acknowledge your response to our comment 2. It appears that your disclosure complies with paragraphs 41d of IAS 27 and 37f of IAS 28 by disclosing the "nature" of the restrictions on the ability of subsidiaries to transfer funds to the parent however, we believe that the "extent" of these restriction to mean a quantified amount. While you indicate that you provide information throughout your filing that could assist an investor to quantify the legal and minimum capital requirements, an aggregate quantifiable amount of all restrictions would be clearer. In this regard, please provide us proposed revised disclosure to be included in future Forms 20-F that quantifies for the latest period the amounts of dividends that can be distributed from your subsidiaries and associates.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant